KELSO TECHNOLOGIES INCORPORATED
TSXV:KLS

May 1, 2008

President's Letter to Shareholders

Dear Shareholder,

This year, in preparation for our Annual General Meeting in Vancouver (May 27th at 2 pm PDT), I have chosen to provide shareholders with both a glimpse back on the achievements made since I began as President & CEO in August 2005, as well as an overview of the market and opportunity that lies at our doorstep.

I am also delighted to inform you that Neil E. Gambow, President of Kelso Technologies (U.S.A.) Inc, Kelso's wholly-owned US subsidiary, will attend our 2007 AGM and following the formal portion of a meeting, will make a presentation to Shareholders.

As a longtime shareholder myself, I was very pleased that we were able to hire Neil to lead our sales and marketing efforts as well as R&D/Product Development. His many years of experience, hands-on as President of Midland Manufacturing, coupled with his expert knowledge of the rail sector and wide range of senior level industry contacts have enabled Kelso to cut years off of the time it would have taken to grow the Company.

Our opportunity has never looked brighter than now. We have already added significant new customers to our stable, increased the range and type of products we offer, refashioned Kelso into a "***customer-driven, product solutions***" company and through Neil's expert efforts, have developed a new reputation for Kelso, that of an innovator in the rail sector.

Each customer that starts by buying a small quantity of our products is basically opening its doors to much larger, future and ongoing purchases. This is one of the keys to growing our revenues and our market.

We hope you can attend this year's AGM and welcome you to invite your friends, family, colleagues, business associates and stock brokers.

Please confirm your attendance by email to admin@kelsotech.com or by leaving a message at 604.878.7600 ext #1. Your responses will enable us to plan appropriately to accommodate all attendees.

Sincerely,

John L. Carswell
President & CEO
Kelso Technologies Inc.

Kelso Technologies Inc. Report Card
A Chronology of Developments Starting August 2005

With a view to encapsulating the many accomplishments made by Kelso Technologies since the change in Management with my appointment as President & CEO, we have compiled the following summary of actions, by date. This compilation will assist our shareholders in better understanding the accomplishments made as well as the groundwork that has been laid for future growth and expansion of the Company, both in terms of sales revenue and also in terms of Global reach.

Respectfully submitted,
John L. Carswell, President & CEO

Date	Action	Time to Complete
August 2, 2005	Carswell Appointed as President & CEO of Kelso Technologies with Self-elected Mandate to accelerate R&D/Product Development and Increase Sales Revenue	n/a
August 30, 2005	First ever sale of its JS75 SRV pressure relief valve to a major US Chemical Manufacturer and Fleet Operator	6 months
September 12, 2005	For the first time in Kelso's history, the Company showed sales revenues on its first quarter statement for the three months ending November 30, 2005	12 months
October 4, 2005	Kelso granted a twenty year patent in Mexico for its "Tank Transport Pressure Relief Valve" expiring in 2019	8 months
November 10, 2005	Discussions with parties based in UK & India with regard to financing needs and joint ventures to serve European and Asian rail and petrochemical markets	10 months
November 22, 2005	New director William Troy appointed	4 months
January 17, 2006	Private Placement (PP) for $137,438 closes	3 months
February 1, 2006	Rescar Industries Inc., the largest rolling stock maintenance provider in NA, places its 2nd order	5 months
February 13, 2006	More than 100 JS75S pressure relief valves committed for install on new tank cars being built by one of the three largest tank car manufacturers in NA	5 months
May 19, 2006	Completely new website launched	4 months
May 23, 2006	First ever Low Flow PRV debuts at Bureau of Explosives	4 months
May 31, 2006	PP increased to $375,000	6 months
August 1, 2006	Kelso's announces that gross profits increased by 340% over the prior quarter	12 months
September 13, 2006	Fifty percent of large valve order delivered for new car build	5 months

September 19, 2006	South Korean Patent Announced	36 months
November 1, 2006	Chairman Steps Aside	10 months
November 2, 2006	Interim US President appointed	2 months
November 6, 2006	New Director Andrew R. Male appointed	3 months
January 24, 2007	PP increased to $475,000	5 months
February 1, 2007	Kelso participates in four day Financial Forum and Trade Show in Toronto and holds several meetings city's financial community to discuss the ongoing development of the Company and its efforts to secure long term funding	6 months
March 21, 2007	Virginia Sealing Products signs Memorandum of Understanding to become Kelso's first Marketing Partner	8 months
March 26, 2007	Renowned Sealant Expert James E. Frew appointed Chair of Rail Advisory Board	4 months
April 9, 2007	Kelso Retains High Profile, UK-based Legal Counsel Brown Rudnick (American Railcar's Chief Counsel) to assist with international expansion	5 months
April 11, 2007	Interbanc agreement signed to provide future funding for international growth & expansion	5 months
April 16, 2007	First meetings held in Houston, Texas with the Transportation Products Group of Piping & Equipment, Inc. to discuss terms of a working relationship	7 months
May 18, 2007	Regulatory approval obtained from the Association of American Railroads' ("AAR") Tank Car Committee for two new Low Flow PRVs: the JS75L & the JS165L	8 months
July 30, 2007	Kelso bids on a two year contract order valued at over $600,000 USD for a potential new customer	3 months
August 9, 2007	Kelso completes delivery 32 valves ordered by Trinity Tank Car Inc. for new car build	8 months
October 10, 2007	Kelso signs agreement with Mexican firm to promote Kelso valves & provide regional sourcing of business opportunities throughout Central & South America	12 months
October 16, 2007	Approval obtained from AAR for new JS75H PRV	7 months
October 21, 2007	Shares issued to satisfy debts owing to insiders totaling $297,544.02	3 months
November 11, 2007	Neil E Gambow Jr., a senior manufacturing operations	8 months

	executive, appointed to the position of President of Kelso's wholly-owned US subsidiary, Kelso Technologies (U.S.A.) Inc. effective November 12, 2007. Based in Chicago, Illinois and the former President of Kelso's main competitor, Midland Manufacturing, he assumes responsibility for sales, marketing & manufacturing Kelso over the last two years as the sales, marketing and manufacturing operation	
April 4, 2008	PP closed totaling $172,299.54, including $25,716.59 from three insiders of the Company	4 months
April 7, 2008	Kelso signed agreement to acquire 100% rights through 2023 to a revolutionary, patented Manway Cover for the rail tank car & other industries. Company faces potential to more than double its projected sales revenue	12 months
April 15, 2008	Kelso ship 19 JS PRVs to newly-acquired customer, a world-leading producer of and tank car shipper of fertilizer chemicals. Kelso's opportunities increase for the sale of between $580,000 and $850,000 innovative products over the period from now to the end of 2008	5 months
April 16, 2008	Kelso demos PRVs & Manway Cover at AAR Meeting in Galveston, Texas to over 50 key rail sector individuals and response is overwhelming	4 months
April 21, 2008 April 23	Received an order from a new customer for its pressure relief valves. The Company is preparing to ship 25 valves to a leading producer of chemicals with operations in along the Gulf Coast of Texas and New Mexico Kelso demos the valve at the Northeast Association of Rail Shippers in Newport, RI.	3 months
April 30, 2008	Kelso secures financing of USD$3-million through sources in Chicago, Illinois	8 months

Overview of the Rail Tank Car Market

The North American new rail tank car market is robust in general but slowing as expected with the glut of ethanol cars being a drag on the new-car market. Buyers are delaying a few orders or changing car types currently on order. Car builders are now offering delivery slots in the 4th quarter of calendar 2008. The slowdown was inevitable with the ethanol-driven boom in the new-car market waning. This is expected to be a brief downturn as the high scrap rate of old cars (see below) takes its toll on the total fleet size and demand for cars squeezed out by the ethanol car build receive attention.

The leasing company fleet tank car utilization has dropped from 98%+ to more like 95%. This is not a big worry for them but making them more aggressive in the market. The leasing companies are retiring old cars early. The high scrap value of a tank car is shortening the

accounting life where it is more advantageous to scrap the car than perform the required HM201 upgrade. HM201 will still be a significant opportunity for Kelso products in the repair/replacement market for the next three years as the bulk of the tank car fleet is scheduled for inspection in that period.

The shippers are being more cost conscious with their new cars and are looking for ways to cut cost of ownership which is good for Kelso. They are driving harder bargains with the leasing companies and car builders. They are also moving away from car ownership to car leasing except in cases where the commodity being shipped is very hazardous (e.g. chlorine).

The Kelso Position

The sales pipeline for the Kelso PRV was extremely limited at the start of December 2007. Given the shortage of personnel in the Company and the pressures on running the public side of the Company with its various critical deadlines and regulatory requirements, there had been very minimal sales work done. As part of the repackaging of the Company and its products, a number of initiatives were undertaken that would change the face and image of Kelso including:

A ***new market message*** has been crafted and launched focusing on superior technology, the low cost-of-ownership and ease of maintenance which allows the PRV to stand on its own. Meeting AAR standards is a given. The product is presented as a significant improvement in technology with AAR approvals and excellent service results in a long-term application. The message has resonated well with the customer base.

A significant number of ***customer visits*** have been made resulting in three important new customers being added to the list of customers to date. ***Attendance at two well-attended Traffic Club meetings*** along with the customer visits has significantly raised the profile of Kelso in the market in all market segments. Activities to get the product approved by the technical organizations at the major leasing companies and car builders are ongoing. This is a critical step in securing the market position we need to have.

Customers, in general, have been concerned about the viability of Kelso in the market. Most are aware of the lack of financing depth and this is definitely an impediment for Kelso. Many are concerned about the risk of Kelso's endurance in the market. They do not want to have a product in their fleets that is not supported over the long haul. ***Work is ongoing to solve this funding problem.***

Kelso has identified ***several new products*** that can be of significant importance to Kelso. (See below.)

Customer Mentality

For many of the potential customers Kelso is an unknown or known only as a boutique player. They may be aware of the Kelso PRV but have not been educated on the merits of the valve. The first order of business in the last three months has been to dramatically expand the visibility of Kelso and expand the Kelso customer base with customer visits and attending key industry meetings. What we find is that the new market message of low cost-of-ownership and ease of maintenance rings true for everyone we talk to.

The concerns usually voiced are Kelso's financing and the long-term performance of the valve in service. It is worth noting that having AAR approval speaks only to the performance of the

product and not to its long-term reliability. Thus having AAR approval does not automatically convert to orders. It is simply the ticket to entry into the marketplace. We are finding that shippers who have progressive, forward-looking management teams and/or younger people in positions of authority are more willing to go with the Kelso product. The car builders and car lessors are less likely to make a significant commitment adopting the mentality of "better the devil you know than the devil you don't know". They also defer to the shippers as the decision-makers on car equipment. While this is basically true, the car builders and lessors do have an impact on what equipment is used and covered under their warranty.

It is very important to keep the pressure on all segments of the market. While the Kelso valve represents a considerable opportunity for all market segments, getting the attention of the right people takes persistence and continued contact to stay on their radar screen. They are all busy and have many distractions.

__Market Plan__

To counter the above, Kelso has adopted a two-pronged attack focusing on getting the necessary internal approvals from lessors and car builders which is key to getting Kelso products on tank cars. First, raise awareness of Kelso products at the shipper level and get them to push the lessors and car builders into approving the Kelso PRV. By meeting with shippers who generally specify the components on their leased and/or owned cars, we are applying pressure from the top of the "food chain". Shippers like what they see and will ultimately want the builders and lessors to apply the valve through new car specifications developed by the shippers.

Secondly, we are hitting repair shops to apply pressure to the car builders and lessors from the bottom of the "food chain". Kelso has a considerably simpler and safer valve to handle and has much shorter lead times which are very valuable to a repair shop. They are being encouraged to call the car owner and shipper when a new PRV must be installed and pressure them into approving a Kelso valve for installation. This is particularly important with the volume of HM201 inspections that must be done in the next three years.

This pincer strategy is being augmented by working with the car builders and lessors to get their approvals for the products. Once approvals from the lessors and car builders are in place, a big obstacle to our success is removed. What we get for all this is shipper and repair shop buy-in and heavy pressure on the lessors and car builders to add the Kelso valve to their approved product lists. All of this is supported by customer contacts/visits, product demos, the new market message and soon a customer-friendly web site.

The very recent introduction of the Manway Cover product has created a very favorable "buzz" in the industry which has substantially raised the Kelso market image. Kelso is now regarded as an innovator with products that address some of the long-standing industry problems. Kelso is now on the map for real. The industry is expecting that Kelso can continue with innovative solutions to more known industry problems. Our new products address some of these issues.

It is worth noting we are downplaying the financing and assuring those concerned that financing is available.

Sales Opportunities
Sales in the rest of 2008 are likely to come from the following areas:

Car Builders – As we secure the technical approvals from each builder, the opportunity is to be added to the standard car specifications as an approved product for the car type. Then the continued push made on the car owners and shippers through customer visits and touches should bear fruit on new car builds. At times the car builder will offer a car to unsophisticated buyers and recommend the equipment. The merits of the Kelso product will be continually pushed at the car builder to be the first choice for the sale.

Car builders also own their own lease fleets. The fleet managers who are very conscious of maintenance costs will be worked to get them to specify the Kelso valve on new cars for their fleet. Internal engineering approval is required as a pre-condition for being included in the specification.

Trinity and Union Tank Car are in the process of approving the Kelso valve and should be in place by June. Contact at ARL/ARI has proven to be difficult to make as they continue to duck our request for an initial meeting. Greenbrier is just now setting up their office and will be contacted shortly.

Car Lessors/Owners – Shippers generally give a car specification to a leasing company for cars they wish to add to their respective transportation departments. The major leasing companies will not include any product not approved by their in-house engineering teams. The three major leasing companies, GATX, GE, CIT and several smaller ones (AIG, First Union) are in the process of approving the Kelso valve. Once this approval is obtained, shippers can specify the Kelso valve and the lessors will not object to installing it on their new cars and retrofit cars.

Shippers – Control of the tank car equipment on new and existing cars is usually exercised by the shippers who generally have car specifications of their own. Opportunities appear in new car builds, car leasing programs where cars are coming into a fleet and car retrofits for change in service. Our recent successes are with shippers who see the cost-of-ownership value of the Kelso product. These represent the best near-term volume opportunities.

Repair Shops – Volumes here will be small as the shops order valves for cars actually in the repair line that need a new valve. It is expected that 3-5% of the General Purpose cars coming through the shops will need new Pressure Relief Valves and of that number, Kelso will get 30-50% of the replacements. This is a market entry point for all the shippers and lessors to begin to use the Kelso product.

The largest repair shop market is in the Texas/Louisiana region. Kelso has appointed a regional distributor, Piping & Equipment Inc., who is well established in the market, has people dedicated to the market and many local offices in the region. This will continue to raise the Kelso profile in the market.

New Products
As we have been out in the market, it is clear that Kelso has considerable opportunities to increase PRV product breadth and bring several new products to market to enhance the Kelso image and market participation.

PRV line for GP Cars – There are large holes in the product line that can be filled. A 165# valve with a higher flow rating is needed for commodities like Styrene. The industry wants the Kelso design because there are no components inside the tank car that can "gum up" rendering a valve inoperable. The industry also wants a hinged dome cover for ease of access when a valve must be inspected prior to moving the loaded car (must be done each time the cart is loaded per AAR requirements). The basic Kelso design can be applied to this expansion work without major modifications. Only flow testing is required. AAR field trials are not required for this approach. We have the necessary designs to accomplish all of this.

PRV for Pressure Cars – Once customers (BP, OxyChem, ExxonMobile and others) have seen the Kelso PRV design, they ask for a version for anhydrous ammonia and propane cars which operate at pressures between 225 psi and 280 psi. They particularly like the external valve design which makes it easy to inspect after each loading and virtually guarantees the valve is functional. The internal style PRV can have broken components which cannot be inspected and render the valve inoperable. This causes the shippers to lose sleep over the potential of a serious accident. We have a design ready to develop and a customer – BP - who has offered to do the field service trial.

Manway Cover System - Kelso signed an agreement to acquire a patented, new technology for fastening the dome lid on a General Purpose tank car Manway nozzle that eliminates the eye bolts. The current industry design using 6-8 eye bolts has been around for many years and its limitations are well known. The industry as a whole has committed to reducing Non-Accidental Releases (NARs) in a short period of time in response to a Federal Railroad Administration (FRA) directive to solve the problem – soon! The single largest cause of NARs on GP cars is the current Manway cover design. Kelso's new prototype, which has seen considerable interest in a very short period of time, was demonstrated at The Chlorine Institute AGM (Chlorine Institute Task Group on Caustic Soda NAR Reductions) to the AAR Tank Car Committee and to a very large Tank Car Manufacturer. We have received valuable input from key industry representatives for refining the design. Our aggressive goal is to have a short field service trial initiated in 3Q08.This product may possibly become an industry standard in the next 5 years. We are ready for the field service development phase of the product.

Objectives for the next 3-9 months

- Develop more sales revenue from the PRV line.
- Continue to expand the customer base with customer visits and product demonstrations on site. Look for new car or retrofit opportunities with those customers.
- Continue to market and sell to the repair shop market using distribution (Piping & Equipment, Inc.) in the key Texas/Louisiana market.
- Continue to work to secure product approvals with tank car manufacturers including Union Tank Car, Trinity, ARL/ARI, GATX, CIT and GE.
- Continue to attend industry meetings (Traffic Clubs in Chicago and Houston), AAR tank car committee meetings in April and October, NEARS (Northeast Association of Rail Shippers) in April, RSI (Rail Supply Institute) in September and others as identified.
- Launch an updated web site.
- Develop the PRV product line extensions for general purpose tank cars, a PRV for pressure cars, and the Manway Cover.
- Secure the necessary financial support for the business.

KELSO TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of KELSO TECHNOLOGIES INC. (the "Company") will be held at 250 Howe Street – Mezzanine Level, Price-Waterhouse Cooper Place, Vancouver, British Columbia, on Tuesday, May 27, 2008 at 2:00 p.m. for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the year ended August 31, 2007 together with the auditors' report thereon.

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To fix the number of directors at four.

5. To elect directors for the ensuing year.

6. To approve the Company's 2008 Stock Option Plan and authorize the Company, subject to regulatory approval, to grant and amend stock options pursuant and subject to the terms and conditions of the 2008 Stock Option Plan.

7. To consider and, if thought fit, pass a special resoulution altering the authorized share capital of the Company by increasing the authorized number of common shares without par value and Class "A" Preference Shares without par value to an unlimited number, particulars of which are as set out in the Information Circular delivered herewith.

8. To transact such other business as may properly come before the meeting.

For full details of each of the foregoing items, please see the accompanying Information Circular.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Pacific Corporate Trust Company, of 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or adjournment thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 1st day of May, 2008.

ON BEHALF OF THE BOARD OF DIRECTORS

"John L. Carswell"

John L. Carswell, C.E.O. & President

KELSO TECHNOLOGIES INC.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT APRIL 21, 2008

I. PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of KELSO TECHNOLOGIES INC. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

II. COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required, in which case each shareholder is entitled to one vote for each share held. A poll is required if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting by shareholders present in person or by proxy. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. A **SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the votes that could be cast at the Meeting being represented by proxies that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION**. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, OF 2nd FLOOR, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

Advice To Non Registered Shareholders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a "Non-Registered Holder") in respect of shares which are held either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs". In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs. Generally, an OBO who has not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Pacific Corporate Trust Company; or

(b) more typically, be given a voting instruction form ("VIF") which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

These security holder materials are being sent to both registered shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instruction.

The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a form of proxy. By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the common shares owned by it.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF. Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

III. REVOCATION OF PROXIES

A shareholder who, or an intermediary acting on behalf of a shareholder which, has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 2760 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

IV. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company's last financial year in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors except for the insiders of the Company, generally, inasmuch as they may be recipients of future options to purchase shares of the Company pursuant the Company's 2008 Stock Option Plan, approval of which will be sought at the Meeting.

V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has one class of shares entitled to be voted at the Meeting, namely, Common shares. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. There are 63,622,836 Common shares issued and outstanding.

Only those shareholders of record on April 22, 2008 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

VI. ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as directors of the Company. Each elected director will hold office until the end of his elected term of office or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at four. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The following information concerning the proposed nominees has been furnished by each of them:

Name & Present Position with the Company	Present Principal Occupation(s)(1)	Previously a Director	Shares Owned(2)
JOHN L. CARSWELL(3) Director, C.E.O., C.F.O. and President	C.E.O., C.F.O. and President of the Company.	since June 1995	1,149,024
BLAIR L. QUALEY(3) Director	Director, Business Development, The Vancouver Board Of Trade.	since July 2004	Nil

Name & Present Position with the Company	Present Principal Occupation(s)[1]	Previously a Director	Shares Owned[2]
WILLIAM E. TROY(3) Director	self employed businessman.	since Nov. 2005	2,289,467
ANDREW R. MALE Director, Vice President	self employed businessman and a Director of Sola Resource Corp. and Cosco ESP Inc.	since Nov. 2006	125,000

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of April 21, 2008.

(3) Member of Audit Committee.

The Company does not have an Executive Committee. Pursuant to the provisions of the BC Business Corporations Act, the Company is required to have an Audit Committee whose members are indicated in the above chart.

All of the above persons are ordinarily resident in Canada, except for Mr. Troy who resides in the USA.

VII. STATEMENT OF EXECUTIVE COMPENSATION

Disclosure is provided herein respecting: (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the Company's three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end. For the purposes of this disclosure:

"executive officer" means an individual who is: (a) a chair, vice-chair or president; (b) a vice-president in charge of a principal business unit, division or function including sales, finance or production; or (c) performing a policy-making function in respect of a company;

"SAR" or "stock appreciation right" means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

"LTIP" or "long term incentive plan" means any a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Perquisites and other personal benefits, securities or property, if any, are disclosed in the Summary Compensation Table below under the column entitled "Other Annual Compensation", unless the aggregate amount of such compensation is less than $50,000 and 10 percent of the total of the annual salary and bonus of the executive officer for the financial year. If applicable, each perquisite or other personal benefit exceeding 25 percent of the total perquisites and other personal benefits reported for an executive officer are identified by type and amount in a footnote to the other annual compensation column. Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company and its subsidiaries.

Summary Compensation Table (Canadian Dollars)

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Names and Principal Positions of Applicable Executive Officers	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John L. Carswell President, CEO & CFO	Aug. 31 2007	$120,000(5)	Nil	Nil	700,000	Nil	Nil	$5,600(3)
	Aug. 31 2006	Nil	Nil	$120,000 (4)	Nil	Nil	Nil	$6,000(4)
	Aug. 31 2005	Nil	Nil	$7,500(4)	362,625	Nil	Nil	Nil
Stephen L. Grossman Former Executive Officer and Former CEO & CFO(2)	Aug. 31 2007	Nil	Nil	$11,000 USD	Nil	Nil	Nil	$11,877 USD(6)
	Aug. 31 2006	Nil	Nil	$132,000 USD	228,100	Nil	Nil	$7,800 USD(3)
	Aug. 31 2005	Nil	Nil	$134,800	843,150	Nil	Nil	$49,300(1)

(1) Vacation pay in respect of unused vacation for six out of 10 years between 1994 and 2004, due to Mr. Grossman's workload not allowing full vacation time.
(2) Mr. Grossman ceased to be the Chairman and a director of the Company on October 31, 2006 as well as the President and CEO of the Company's wholly owned subsidiary Kelso Technologies (USA) Inc.
(3) Automobile allowance.
(4) Century Communications Corp. (100% owned by John L. Carswell) was paid until December 31, 2005 for providing the services of Mr. Carswell. Thereafter, Mr. Carswell was paid personally for his services. Century Communications Corp. was paid $6,000 vacation pay in respect of unused vacation.
(5) Salary amount shown for fiscal 2007 includes $40,000 which is accrued but as of April 30, 2008 has gone unpaid.
(6) Automobile allowance and final vacation pay.

The terms and conditions of the current employment contract or arrangement with the above mentioned executive officers is as follows:

John L. Carswell currently receives or accrues $10,000 per month for providing his services as C.E.O., C.F.O. and President of the Company.

No LTIP has been instituted by the Company and none are proposed at this time. Accordingly, there is no LTIP Awards Table set out in this Information Circular.

The Company does not have a "Compensation Committee". The directors of the Company do not have any specific policies for determining compensation of executive officers.

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Option/SAR Grants During The Most Recently Completed Financial Year

Names of Applicable Executive Officers	Securities Under Option/ SARs granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
John L. Carswell	700,000	76.8%	$0.10	$0.095	Jan. 31, 2012

Aggregate Option/SAR Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/Sars Values

Names of Applicable Executive Officers	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at Fiscal Year End ($) Exercisable/Unexercisable
John L. Carswell	Nil	Nil	1,700,000 exercisable	Nil Exercisable

Option/SAR Repricings During The Most Recently Completed Financial Year

There were no option/SAR repricings during the most recently completed financial year.

Compensation Of Directors

None of the directors of the Company were compensated by the Company or its subsidiaries during the most recently completed financial year for their services in their capacity as directors, nor for services as consultants or experts, except for Andrew R. Male who received $40,000 of consulting fees for acting as an officer of the Company.

VIII. INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Since the beginning of the Company's most recently completed financial year, no officers, directors, employees or former officers, directors or employees of the Company or its subsidiaries have been indebted to the Company or its subsidiaries.

IX. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, none of the persons who were directors or executive officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over directly or indirectly (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

X. REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Smythe Ratcliffe, of Suite 700, Marine Building, 355 Burrard Street, Vancouver, British Columbia V6C 2G8, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Smythe Ratcliffe was appointed as auditors on November 23, 2006.

XII. AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial statements and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Company's external auditors must report directly to the Committee. The Committee's primary duties and responsibilities are to:

(i) Serve as an independent and objective party to monitor the Company's financial reporting and internal controls system and review the Company's financial statements;

(ii) Review and appraise the performance of the Company's external auditors; and

(iii) Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom are not employees, control persons (as defined by the BC Securities Act), or officers of the Company or its associates or affiliates. Ideally, all members of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate should work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements. The Committee must comply with the requirements of Multilateral Instrument 52-110 ("MI 52-110").

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least 4 times annually, or more frequently as circumstances dictate, in person or by telephone conference call.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>

(a) Review and, as necessary or appropriate, update the Charter annually.

(b) Review the Company's annual and interim financial statements, MD&A and any earnings press releases before the Company publicly discloses this information and any reports or other financial information, which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

<u>External Auditors</u>

(a) Annually review the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c) Review with management and the external auditors the audit plan for the year-end financial statements.

(d) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Composition of the Audit Committee and Independence

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. The Company's current audit committee consists of Blair L. Qualey, Andrew R. Male, and William E. Troy.

Multilateral Instrument 52-110 Audit Committees ("MI 52-110") provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company's board of directors, reasonably interfere with the exercise of the member's independent judgment.

The majority of the members of the audit committee of the Company (being Messrs. Qualey and Troy) are independent, as that term is defined in MI 52-110. Mr. Male is not considered independent under MI 52-110, as he is a Vice-President of the Company and as such receives consulting fees from the Company.

Relevant Education and Experience

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

All of the members of the Company's audit committee are financially literate as that term is defined.

Based on their business and educational experiences, each audit committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection of the accounting for estimates, accruals and reserves; experience analyzing and evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 (Exemptions).

Pre-Approval Policies and Procedures

The Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit and Related Fees	Tax Fees	All Other Fees
August 31, 2007	$26,500	Nil	$29,700
August 31, 2006	$22,500	Nil	$7,500

Exemption

The Company is a "venture issuer" as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (*Composition of Audit Committee*) and 5 (*Reporting Obligations*).

XI. MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company.

XII. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

2008 Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange ("TSX-V"), all listed companies are required to adopt a formal stock option plan. The Company last adopted a stock option plan in 2007, which was approved by the Company's shareholders at the Company's Annual General Meeting on February 28, 2007. **In the unlikely event that the Company's shareholder's do not approve the 2008 Stock Option Plan, the 2007 Stock Option Plan and all previously issued options shall nevertheless continue. However, the Company would not be in a position to grant future options to new employees or anyone else. In the opinion of management, this might severely restrict the growth and profitability of the Company.**

The Company hereby seeks shareholder approval for the Company to adopt a fresh stock option plan (the "2008 Plan") in accordance with and subject to the rules and policies of the TSX-V. The 2008 Plan is being established in order to provide incentive to directors, officers, employees, management, and others who provide services to the Company to act in the best interests of the Company as well as to provide incentive to such persons to increase their interest in the Company and thereby aid the Company in attracting, retaining and encouraging the continued involvement of such persons with the Company. It is proposed that under the 2008 Plan, which will be subject to approval by the TSX-V, the total number of common shares allotted and reserved for future issuance will be equivalent to 10% of the issued and outstanding share capital of the Company from time to time. All outstanding options, whether granted under the 2007 Plan or otherwise, shall be included in the aforesaid percentage. There are currently 5,375,118 options outstanding, equivalent to approximately 8.44% of the current issued and outstanding share capital of the Company. **Accordingly, unless some of the existing options are exercised, cancelled or lapse, only the balance of the aforesaid 10% may be granted unless and until the issued and outstanding share capital increases.**

Regulatory Requirements

The Company's common shares trade on the TSX-V, which requires that listed companies obtain the approval of their shareholders for stock option plans where the plan reserves for issuance pursuant to stock options a number of shares equivalent to a "rolling" percentage of the Company's issued and outstanding share capital.

Disinterested shareholder approval must be obtained where:

(a) a stock option plan, together with all of the Company's previously established or proposed stock option grants could result at any time in:

  (i) the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the Company's outstanding share capital;

  (ii) the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the Company's outstanding share capital; or

  (iii) except in the case of a Tier 1 issuer, the issuance to any one Insider and such Insider's associates, within a one year period, of a number of shares exceeding 5% of the Company's outstanding share capital; or

(b) the Company is decreasing the exercise price of stock options previously granted to Insiders.

If disinterested shareholder approval is required, the plan must be approved by a majority of the votes cast by all shareholders at the shareholders' meeting excluding votes attaching to shares owned by:

(i) Insiders to whom options may be issued under the stock option plan; and
(ii) associates of persons referred to in item (i) above.

Holders of non-voting and subordinate voting shares are to be given full voting rights on a resolution which requires disinterested shareholder approval.

The term "Insider" is defined in the *Securities Act* (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

The Company's Insiders will participate in the Company's 2008 Plan. Insiders, as a group, currently hold all options allocated under previous stock option grants.

The 2008 Plan, together with previous stock option grants, could result in the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the Company's outstanding share capital. Accordingly, management will ask disinterested shareholders to approve the 2008 Plan (see "Disinterested Shareholder Approval" below).

Terms of the 2008 Plan

A full copy of the 2008 Plan will be available at the Meeting for review by shareholders. Also, shareholders may obtain copies of the 2008 Plan from the Company prior to the Meeting, on request. The following is a summary of the 2008 Plan:

The 2008 Plan will only terminate when terminated by the Company. Any options outstanding when the 2008 Plan is terminated will remain in effect until they are exercised or they expire.

The 2008 Plan provides that stock options can be issued to directors, senior officers, employees, full-time dependent contractors, part-time dependent contractors and consultants of the Company or any of its affiliates or subsidiaries or to employees of companies providing management or administrative services to the Company. The 2008 Plan also provides for amendment of stock options granted under the 2008 Plan or granted prior thereto.

The 2008 Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. Further, the Board may delegate such authority as it sees fit to a committee comprised of 2 or more directors.

Options granted under the 2008 Plan will be for a term not to exceed 5 years from the date of their grant unless the Company becomes categorized as a Tier 1 issuer (or equivalent), in which case the maximum term will be 10 years from the date of grant. The options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death.

Pursuant to the policies of TSX-V, all stock options and any shares issued on the exercise of stock options will be legended with a four month hold period from the date the stock options are granted.

Pursuant to the policies of TSX-V, options granted under the terms of the 2008 Plan will be exercisable at a price which is not less than the Discounted Market Price (which is the market price less a discount of 25% for a closing price of up to $0.50, a discount of 20% for a closing price of $0.51 to $2.00, and a discount of 15% for a closing price above $2.00, subject to a minimum of $0.10 and to certain exemptions described in the TSX-V policy manual). For as long as the Company is categorized as a Tier 2 issuer, options granted to a person who is engaged in investor relations activities will expire within a maximum of 30 days after the Optionee ceases to be employed and options granted to all other persons will expire within a maximum of 90 days from the date the Optionee ceases to hold his or her position or office.

All of the other provisions described in this Information Circular regarding the TSX-V's policy in respect of stock options are incorporated in the 2008 Plan.

The Company will not issue shares pursuant to options granted under the 2008 Plan until the shares have been fully paid for. The Company will <u>not</u> provide financial assistance to option holders to assist them in exercising their options.

Disinterested Shareholder Approval

To meet all of the requirements of TSX-V (see "Regulatory Requirements" above), the Company must obtain the approval of its disinterested shareholders to establish the 2008 Plan and to grant and amend options granted thereunder. Such approval will be sought at the Meeting.

For the purposes of the vote, none of the Company's Insiders or their associates may vote on the matter.

Alteration Of Share Capital

On March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (the "New Act") and repealed the Company Act (the "Former Act") which previously governed the Company. The New Act removed many of the restrictions contained in the Former Act, including limits on authorized share capital.

The authorized share capital of the Company consists of 100,000,000 common shares without par value and 100,000,000 Class "A" Preference shares. The Company is seeking shareholder approval to amend its Articles and Notice of Articles in order to remove these arbitrary limits and reflect the unlimited share capital provided by the New Act. The Company's board of directors proposes these amendments in order to give the Company maximum flexibility to pursue its corporate objectives without incurring the expense of seeking shareholder authorization to amend its share capital further.

At the Meeting, the shareholders of the Company will be asked to pass the following special resolution to amend the authorized share capital of the Company:

"BE IT RESOLVED, as a special resolution, that:

(a) the authorized share capital of the Company be altered by increasing the authorized number of common shares without par value from 100,000,000 to an unlimited number;

(b) the authorized share capital of the Company be altered by increasing the authorized number of Class "A" Preference shares without par value from 100,000,000 to an unlimited number;

(c) section 2.1 of the Articles of the Company be altered to reflect the alterations authorized by paragraphs (a) and (b) of this resolution;

(d) the Notice of Articles of the Company be altered to reflect the alterations authorized by paragraphs (a) and (b) of this resolution; and

(e) any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments and to do such further acts as may be necessary to give full effect to this special resolution."

This special resolution must be approved by a majority of three-quarters (3/4) of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such special resolution.

The form of the proposed resolution set forth above is subject to such amendments as management may propose at the Meeting but which do not materially affect the substance of the proposed special resolution.

The Company's board of directors recommends that shareholders vote in favor of the foregoing special resolution. Proxies received in favor of management will be voted in favor of such special resolution, unless the shareholder has specified in the proxy that the shares are to be voted against such resolution.

<u>**Other Matters**</u>

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

Additional Information

Additional information relating to the Company is on the SEDAR website at www.sedar.com. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company's financial statements and MD&A by contacting the Company at 125A, 1030 Denman Street, Vancouver, British Columbia V6G 2M6.

The Company's disclosure of its corporate governance practices in Form 58-101F2 is included as Appendix "A" to this Information Circular.

Board Approval

The content and sending of this Information Circular has been approved by the Company's Board of Directors.

DATED at Vancouver, British Columbia, this 1st day of May, 2008.

ON BEHALF OF THE BOARD OF DIRECTORS

"John L. Carswell"

John L. Carswell, C.E.O., C.F.O & President

Appendix "A"

Form 58-101 F2
Corporate Governance Disclosure
(Venture Issuers)

The following is a summary of the Company's corporate governance disclosure required by Form 58-101F2 of National Instrument 58-101 *Disclosure of Corporate Governance Practices.*

Board of Directors

The Board, at present, is composed of four directors, one of whom is an executive officer of the Company (John L. Carswell), one of whom is a Vice President (Andrew R. Male), and two of whom are considered to be "independent" as that term is defined in applicable securities legislation (Blair L. Qualey and William E. Troy). In determining whether a director is independent, the Board chiefly considers whether the director has a relationship which could be perceived to interfere with the director's ability to objectively assess the performance of management.

The Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.

The Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Directorships

Certain of the directors of the Company are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Andrew R. Male	**Director of TSX.V Sola Resource Corp. and U.S Issuer Cosco ESP Inc.**

Orientation and Continuing Education

The Company has not yet developed an official orientation or training program for new directors. As required, new directors will have the opportunity to become familiar with the Company by meeting with the other directors and with officers and employees. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board.

Ethical Business Conduct

The Board monitors the ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board has not appointed a nominating committee because the Board fulfils these functions.

Compensation

The Company does not have a compensation committee as the Board of Directors is responsible for determining all forms of compensation, including long-term incentive in the form of stock options, to be granted to the Chief Executive Officer of the Company and the directors, and for reviewing the Chief Executive Officer's recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its officers, the Board considers: i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and the Company's shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general.

Committees of the Board of Directors

The Board has appointed an Audit Committee the members of which are the following: Andrew R. Male (Chairman), Blair L. Qualey, and William E. Troy.

A description of the function of the Audit Committee can be found in this Information Circular under Audit Committee.

Assessments

The Board has not, as yet, adopted formal procedures for assessing the effectiveness of the Board, its Audit Committee or individual directors.

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. **In order to provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx.** Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the **current financial year**.

KELSO TECHNOLOGIES INC.

Please select one or both of the following options: ______ **Annual Financial Statements & MD & A**
______ **Quarterly Financial Statements & MD & A**

Name: ____

Address: ____
Street Name & Number *Apt. or Suite*

____
City *Prov or State* *Country* *Postal or Zip Code*

Email Address: ____________________ Preferred Method of Communication: Email:_____ or Mail:_____

*Signature: ____________________ Date: ____________________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY
510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC
V6C 3B9

OR BY FAX TO: 604-689-8144

OR COMPLETE THE FORM ONLINE AT: www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at 510 Burrard St., 2nd Floor, Vancouver, BC, V6C 3B9. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

IMPORTANT VOTING INFORMATION

YOUR VOTE IS IMPORTANT! PLEASE VOTE TODAY!

SECURITYHOLDERS* THAT RECEIVE THIS FORM MAY VOTE ON THE INTERNET OR BY TELEPHONE ANYTIME, 24 HOURS A DAY, 7 DAYS A WEEK. This method is quick and easy and your vote will be immediately registered and tabulated.

If you are a registered securityholder you will have received a **proxy** with this form, the notice of meeting and information circular. **If you are a Non-Objecting Beneficial Owner ("NOBO")** and the issuer has chosen to mail directly to you, you will have received a **Voting Instruction Form ("VIF")** instead of a proxy. If you hold securities in this issue with more than one institution or hold a portion in a registered position and a portion with a financial institution, you may receive multiple packages from multiple institutions with different voting instructions in each. Please be sure to carefully follow the voting instructions provided in each case to ensure that your vote is counted. For example, control numbers provided by ADP on their VIF will not work on the internet and telephone systems described below.

With your proxy or the VIF in hand, our time-saving automated services will prompt you to enter your ID and Code numbers located below your name and address on the proxy or VIF and then guide you through the voting process. If your ID and code numbers are not on the proxy or VIF, they should be printed on the back of this flyer*. The system enables you to revote at a later time, if you wish to change your vote prior to the cut-off time indicated on the proxy or VIF. **Do not mail the printed proxy or VIF if you have voted by the internet or telephone.**

Holders whose securities are registered in a company name are encouraged to deliver their proxy or VIF by the traditional methods of mail or fax in order that they may concurrently provide evidence of authority to sign.

** If your name, address, ID and code are not printed on the enclosed form of proxy, VIF or on the back of this flyer, you are an Objecting Beneficial Owner that has not consented to having your name disclosed to the issuer for direct mailing of shareholder materials, and this flyer has been sent to you in error by the intermediary. Such security owners are not able to use the electronic voting options described herein.*

INTERNET VOTING *24 Hours a Day*

Website: http://webvote.pctc.com
Find your ID and code on your proxy or VIF and have it ready before you log in.

If you would like to receive notice of and access to Issuers' material over the Internet in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING *24 Hours a Day*

Toll-Free Number: 1 888 TEL VOTE (1 888 835 8683)
Find your ID and code on your proxy or VIF and have it ready before you call.

A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX

PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street 2nd Floor Vancouver BC V6C 3B9

FAX: 604 689 8144

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF KELSO TECHNOLOGIES INC.

to be held at 250 Howe Street – Mezzanine Level, Price-Waterhouse Cooper Place, Vancouver, British Columbia on Tuesday, May 27, 2008, at 2:00 PM

I/We being holder(s) of the Company hereby appoint:

John L. Carswell, a Director of the Company, or failing this person, **Blair L. Qualey**, a Director of the Company, or in the place of the foregoing,

(print the name) ________________________________,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SECURITIES & EXCHANGE COMMISSION (2)
OFF. OF INT'L CORP. FIN. FILE # 82-2441
MAIL STOP 3-9 450 - 5TH ST N W
WASHINGTON DC 20549
USA 1189

Registered Shareholder Id 0
Registered Shareholder Code 0

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To appoint and authorize the remuneration of Smythe Ratcliffe as auditors of the Company		N/A	
2. To determine the number of Directors at 4			N/A
3. To elect as Director, John L. Carswell		N/A	
4. To elect as Director, Blair L. Qualey		N/A	
5. To elect as Director, William E. Troy		N/A	
6. To elect as Director, Andrew R. Male		N/A	
7. To approve the Company's 2008 Stock Option Plan and authorize the granting and amending of options (See Item XII of the Information Circular)			N/A
8. To approve, as a special resolution, the alteration of the authorized share capital of the Company by increasing the authorized number of common shares and Class "A" Preference shares to an unlimited number (See Item XII of the Information Circular)			N/A

END